Exhibit 12.1

PANAMSAT HOLDING CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands)

	Year Ended December 31,
	2000	2001	2002	2003	2004
Income (loss) before income taxes	$228,358	$54,166	$113,398	$134,542	$(172,289)

ADD: Fixed Charges:
Capitalized Interest	56,100	23,300	27,297	13,897	8,500
Interest expense (including amortization of debt issuance costs)	135,005	124,653	157,631	156,925	199,409
Rentals (1/3)(a)	1,698	2,564	2,225	1,974	2,058

Total Fixed Charges	$192,803	$150,517	$187,153	$172,796	$209,967

Income (loss) before income taxes plus fixed charges	$421,161	$204,683	$300,551	$307,338	$37,678
ADD: Amortization of capitalized interest	31,332	34,301	30,556	28,502	25,449
LESS: Capitalized interest	(56,100)	(23,300)	(27,297)	(13,897)	(8,500)

Earnings (As defined)	$396,393	$215,684	$303,810	$321,943	$54,627

Total Fixed Charges	$192,803	$150,517	$187,153	$172,796	$209,967

Ratio of Earnings to Fixed Charges	2.06	1.43	1.62	1.86	0.26

(a)
We believe 33% is a reasonable approximation of an appropriate interest factor for operating leases.